Issuer Free Writing Prospectus dated August 27, 2024

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated August 22, 2024

Registration Statement No. 333-276436

Issuer Free Writing Prospectus dated August 27, 2024 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated August 22, 2024 Registration Statement No. 333 - 276436 Zhengye Biotechnology Holding Limited Proposed Nasdaq Ticker: ZYBT Investor Presentation

Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of ordinary shares (“Ordinary Shares”) of Zhengye Biotechnology Holding Limited (“we”, “us”, or “our”) and should be read together with the Registration Statement we filed with the U . S . Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https://www.sec.gov/Archives/edgar/data/1975641/000121390024071667/ea0202845 - 04.htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Kingswood Capital Partners, LLC, Tower 56, 126 E. 56th Street, Suite 22S, New York, NY 10022, or by calling +1 - 800 - 535 - 6981, or contact Zhengye Biotechnology Holding Limited via email: ir@jlzybio.com . 2

Forward - Looking Statement 3 This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . Forward - looking statements give our current expectations or forecasts of future events . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this presentation . These statements are likely to address our growth strategy, financial results and product and development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth, and expansion, including our ability to meet our goals ; current and future economic and political conditions ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract clients and further enhance our brand recognition ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; the COVID - 19 pandemic ; trends and competition in the veterinary vaccine industry ; and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors . ” We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise . Industry Data and Forecasts : This presentation contains data related to the veterinary vaccine industry in China that we obtained from various government and private entity publications, including the industry report of Frost & Sullivan Limited (“Frost & Sullivan”) which we commissioned . This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable . The veterinary vaccine industry may not grow at the rate projected by industry data, or at all . The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares . In addition, the rapidly changing nature of the veterinary vaccine industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties . Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions .

Offering Summary Zhengye Biotechnology Holding Limited Issuer Nasdaq Capital Market: ZYBT Exchange/Ticker Ordinary Shares Securities Offered 45,666,376 Ordinary Shares Pre - Offering Shares Outstanding 1,500,000 Ordinary Shares (or 1,725,000 Ordinary Shares if the Underwriter exercises its over - allotment option in full) Number of Shares Offered 47,166,376 Ordinary Shares (or 47,391,376 Ordinary Shares if the Underwriter exercises its over - allotment option in full) Post - Offering Shares Outstanding $4.00 to $5.00 per Ordinary Share Offering Price • ~ 61% acquiring vaccine production companies • ~ 39% conducting R&D projects Use of Proceeds 180 days for the Issuer, Issuer’s Officers, Directors and 5% or more Shareholders Lock - Up Kingswood Capital Partners, LLC Underwriter See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss 4

Investment Highlights 1 2 3 4 5 High Production Quality and Quality Control 44 Diversified Products Extensive Distribution Channels Strong Research and Development Capabilities Experienced Management Team 5 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss

C o ntent Company and Business Overview 01 Industry Overview Growth Strategies Financial Highlights 02 03 04

Company Overview We focus on the research , development , manufacturing, and sales of veterinary vaccines , with an emphasis on vaccines for livestock. We market a diverse range of vaccines , including vaccines for swine , cattle , goats , sheep , poultry , and dogs . Source: * Company Websites, Company Annual Report, and Frost & Sullivan Analysis See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss 7 $6.8m operating cash flow in FY2023 44 veterinary vaccines in our product portfolio 29 provincial distribution network across China 3 oversea markets including Vietnam, Pakistan and Egypt ~ 20 years in enhancing the health of animals 61.4% gross profit margin in FY2023

1 quality examination center 3 GMP veterinary vaccine production floors 1 independent R&D center 13 GMP vaccine production lines Company Overview Our mission is to become a world - leading manufacturer and distributor of veterinary vaccines 8 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss

The Production Process • Sales department receives orders • Purchasing department purchase raw materials and components • Manufacturing is conducted under the supervision of the quality control team • Product Quality Control • Lot release of vaccines by component authorities • Customer Delivery 9 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss We produce products and stock inventory of raw materials at the facilities, based on market demand, orders it receives/plans to receive, production plan and capacity, and procurement information from distributors.

Corporate Structure T L j i n m ao Limited (BVI) Visuccess Holding Limited (Hong Kong) Zhengye Biotechnology Holding Limited (Cayman) VVAX Skyline Holdings Limited (BVI) Peg Biotechnology (HK) Holding Limited (Hong Kong) Hainan Senhan Biotechnology Co., Ltd. (PRC) Jilin Zhengye Biological Products Co., Ltd. (PRC) Windsor Holding Co., Ltd. (Cayman) Vanguards Skyline Holdings Limited (BVI) VVAX Holdings Limited (BVI) Securingium Holding Limited (BVI) X Z j i nyuan Limited (BVI) 87.5 9% / 84 . 81% 1 . 50% / 1 . 45% 4 . 99% / 4 . 83% 2.27%/2.20% 0.15%/0.14% 3.50%/3.39% 0%/3.18% Pre I P O /Post I PO 100% 100% 100% 58.689% 100% 25.1524% See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss 10 Public sharehol d e rs

Strong R&D Capabilities – Independent R&D • Have 49 experienced experts (+10 years experience) work for our R&D department with glory achievements and awards. • Own 1 research center, which collectively has helped the operating entity develop dozens of vaccines, inventions, and utility models. • Developed 8 registered trademarks, 6 registered copyrights, and 40 patents . Also received 14 Registration Certificates of New Veterinary Drugs in China . 11 Note: The numerical values provided are accurate as of this presentation. Research Center See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss L aboratory

Strong R&D Capabilities - Cooperative R&D • Maintained long - term cooperative relationships with universities and institutions: - Universities and research institutes - early - stage basic research - Our R&D - basic research , pilot study and industrialization research 12 • Licensed to use vaccine production technologies and related intellectual properties • Conducted research projects solely or cooperatively with third - party local universities See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss

New Product Development Process Lab investigation Pilot Production Clinical Trial Appli c a tion Clinical Trial Application for Registration of New Veterinary Drugs Conformity Certification of New Inspection Veterinary Drugs Serial No. Assignment Commercialization Steps highlighted in yellow are subject to government/regulatory approval. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss 13 New veterinary drug development is a lengthy process (5 - 10 years)

Diversified Products – Commercialized Products 18 Swine vaccine 5 Bovine and Ovine vaccine 1 Pet vaccine 20 Poultry vaccine 14 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss

Diversified Products – Commercialized Products 15 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss

Diversified Products – Products in Pipeline

Zybio A 正业生物 | 科技让动物更美好 Empower Animals with Technology

	Vaccines Plans To Research and Develop	Type of Vaccine	Status	Clinical Trial Status	Collaborator
Products	Replicate-defective Human Adenovirus Type-5 Recombinant Rabies Glycoprotein Vaccine	Dog	Laboratory research completed, undergoing pilot-scale production	Pre-clinical	N/A
	Feline Rhinotracheitis, Feline Rhinoconjunctivitis and Feline Panleukopenia Triple Inactivated vaccine (Strain JK+Strain FM+Strain CY)	Cat	laboratory research completed, undergoing pilot-scale production	Pre-clinical	N/A
	Subunit Vaccine of Porcine Circovirus Type 2, Type 3 *	Swine	Undergoing laboratory research	Pre-clinical	N/A

* The proceeds from this offering will not be allocated to the development of this vaccine.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss

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High Production Quality - By GMP & ISO Raw Materials and Viral Seeds Inspection Work in Process Check Product Examination The Whole Process of Manufacturing Quality Control Management System Examinations Physical property inspection • the appearance • properties • dosage form • color • other aspects of the product comply with the quality standard requirements Sterility testing • tested samples should be free from bacterial contamination Safety testing • experimental animals should be no significant changes in the animals’ body temperature, appetite, and activity level Efficacy testing • antibody assays • animal challenge studies • …… Standards ISO 9001:2015 17 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss ISO 14001:2015 ISO 45001:2018 We have established a comprehensive quality management system, which complies with both Good Manufacturing Practices for Veterinary Drugs and the standards of ISO 9001:2015, ISO 14001:2015, and ISO 45001:2018.

Extensive Distribution Channels

Zybio 正业生物 | 科技让动物更美好 Empower Animals with Technology

Revenue Breakdown By Distribution Channel *


75.4%
23.4%
1.2%

Direct Sales Channel – 75.4% *

- Participating tender and procurement of **major breeding companies**
- **79*** direct end-user customers
- **Major customer includes the world's largest breeding company, Muyuan Foods Co., Ltd. (002714.SZ)**

Distribution Network – 23.4% *

- Domestic distributors cover **29** provincial-level administrative regions of China
- International distributors cover **Vietnam, Pakistan, and Egypt**
- **212*** distributors globally

Government Tender and Procurement - 1.2% *

- The authority arranges **one or two** tenders each year
- We are participating in **three procurement contracts**** with three provincial and local veterinary authorities

Note: * For the fiscal year ended December 31, 2023; ** As of the date of this presentation.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss

18

Experienced Management Team and Employees

Zybio 正业生物 | 科技让动物更美好 Empower Animals with Technology



Zhenfa Han

Director and Chairman of the Board

Director of our operating entity since April 2004 and Chairman of the Board from September 2015 to September 2018

- Chairman of the Board of our operating entity since January 2022.
- Following prominent positions outside of our Company:
  - A member of the 10th, 11th, and 12th National Committee of the Chinese People's Political Consultative Conference ("CPPCC")
  - A member of the Social and Legal Affairs Committee of the CPPCC
  - A standing committee member of the Jilin Provincial CPPCC, the Deputy Director of the Legal Affairs Committee of the Jilin Provincial CPPCC
  - A standing committee member of the All-China Federation of Industry and Commerce



Songlin Song

Chief Executive Officer

Veterinarian Professionals with more than 20 years of industry experience

- Chief Executive Officer since May 2023.
- Director and General Manager of our operating entity since September 2018.
- General Manager of China Animal Husbandry Industry Co., Ltd., from April 2018 to August 2018.
- Advisor of the master programs in Jilin University College of Veterinary Medicine.
- Holds Senior Veterinarian Professional Title and Principal Senior Economist Professional Title in China.
- Bachelor's degree in Veterinary Medicine from China Agriculture University in 1998.



Ping Wang

Chief Financial Officer

More than 19 years of experience in finance performance control

- Chief Financial Officer ("CFO") since May 2023.
- CFO of our operating entity since December 2021.
- Financial Director of Beijing Sanju Environmental Protection & New Materials Co., Ltd., from January 2017 to November 2021.
- Bachelor degree in Financial Accounting Education from Jilin Agricultural University in the PRC in 2003.
- Certified Internal Auditor of the Institute of Internal Auditors in November 2014.



Zhongyao Liu

Chief Operating Officer

Multidisciplinary Professionals with more than 10 years of management experience

- Chief Operating Officer since April 2024.
- Director, Vice General Manager, and Board Secretary of our operating entity since April 2021.
- M&A Manager of Beijing Oriental Yuhong Waterproof Technology Co., Ltd.
- Senior Investment Manager at Beijing New Building Materials Public Limited, from March 2019 to September 2020.
- Master degree of Financial Engineering from Nagasaki University in Japan in 2012.
- Certified Management Accountant of the Institute of Certified Management Accountants of the U.S. in September 2018.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss

19

Experienced Management Team 20 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss Yuyou He Vice General Manager Veterinarian Professionals with more than 40 years of industry experience • Vice General Manager since May 2023. • Deputy General Manager of our operating entity since February 2010. • Senior Veterinarian Professional Title in China. • Bachelor’s degree in Veterinary from Jilin Agricultural University in the PRC in 1984. Yuhong Cheng Vice General Manager Multidisciplinary Professionals with more than 26 years of management experience • Vice General Manager since May 2023 . • Junior College’s degree in Industrial Foreign Trade from Jilin Institute of Chemical Technology in the PRC in 1998 , and Bachelor’s degree in English Education from Northeast Normal University in the PRC in 2002 . Wei Lian Vice General Manager Veterinarian Professionals with more than 19 years of industry experience • Vice General Manager since May 2023 . • Deputy General Manager of our operating entity since April 2018 . • Bachelor’s degree in Animal Medicine from Jilin Agricultural University in the PRC in 2005 . • Master degree of Veterinary from Jilin Agricultural University in the PRC in 2012 .

C o ntent Company and Business Overview 01 Industry Overview Growth Strategies Financial Highlights 02 03 04

Industry Overview 1.6 2 .2 2 .5 2 .5 2 .7 2 .9 3 .0 3 .2 2 0 2 6E Ranking of Revenue of China’s Veterinary Vaccine Companies (2) RMB Billion, 2022 CAGR Period 16.0% 2019 - 2022 6.5% 2022 - 2026E U S $ Bi l l i o n Source: (1) China Veterinary Drug Association, Literature Review, and Frost & Sullivan Analysis. (2) Company Websites, Company Annual Report, and Frost & Sullivan Analysis 0.2 0.3 0 .3 0 .3 0 .9 0.8 1 .0 1 .0 1 .2 1 .5 1.4 Historical and Forecasted Market Size of Veterinary Vaccine in China, 2019 - 2026E (1) 2019 2020 2021 2022 2023E 2024E 2025E Growth Drivers and Future Trends of China’s Veterinary Vaccine Market • Increased number of large - scale farms • Immunization awareness and E - commercialization • Animal epidemics prevalence in some regions • National policies of animal epidemic detection and prevention In 2022, ZYBT generated revenue of US$36.7 Million . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss 22

Industry Overview Source: China Veterinary Drug Association, Literature Review, and Frost & Sullivan Analysis 23 Historical and Forecasted Market Size of Poultry Vaccine in China, 2019 - 2026E 0 . 56 0.92 1 . 24 1 . 20 1.27 1 . 33 1 . 39 1 . 45 2019 2020 2021 2022 2023E 2024E 2025E 2026E CAGR Period 28.9% 2019 - 2022 4.9% 2022 - 2026E 0 . 84 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss 0 . 97 0.96 0 . 93 1 . 03 1 . 10 1 . 16 1 . 20 2019 2020 2021 2022 2023E 2024E 2025E 2026E US$ B i l l i on Historical and Forecasted Market Size of Swine Vaccine in China, 2019 - 2026E CAGR Period 3.5% 2019 - 2022 6.6% 2022 - 2026E US$ B i l l i on

Industry Overview

Zybio 正业生物 | 科技让动物更美好 Empower Animals with Technology

Historical and Forecasted Market Size of Bovine and Ovine Vaccine in China, 2019-2026E

US$ Billion

Period	CAGR
2019-2022	13.2%
2022-2026E	7.8%



0.20
0.25
0.30
0.29
0.33
0.36
0.38
0.39
2019
2020
2021
2022
2023E
2024E
2025E
2026E

Historical and Forecasted Market Size of Pet and Other Vaccine in China, 2019-2026E *

US$ Billion

Period	CAGR
2019-2022	18.6%
2022-2026E	23.6%



0.03
0.03
0.03
0.05
0.05
0.06
0.09
0.10
2019
2020
2021
2022
2023E
2024E
2025E
2026E

Entry Barriers and Success Factors of China's Veterinary Vaccine Market

Market access barriers

- The product iteration speed
- Vaccine production capacity

Sales channel barriers

- A multi-channel layout of direct sales and distribution, and a sales team with wide coverage is conducive to improving market rate and achieving rapid expansion.

R&D technology & talent barriers

- A large amount of R&D investment to improve market competitiveness

Source: China Veterinary Drug Association, Literature Review, and Frost & Sullivan Analysis

*Note: This vaccine market includes vaccines for cats, dogs, rabbits, and other animals, most of which are pet vaccine

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss

24

C o ntent Company and Business Overview 01 Industry Overview Growth Strategies Financial Highlights 02 03 04

Growth Strategies

01

Develop high-demand products and expand business by entering pet vaccines industry

- Plan to develop Subunit Vaccine of Porcine Circovirus Type 2 (Recombinant Baculovirus Strain OKM) and other high-demand products
- Plan to develop and manufacture vaccines for companion animals

02

Expand sales and distribution network

- Continue to increase sales to existing customers and focus on developing new markets and new customers
- Entry into Southeast Asia market, in countries like Thailand and Philippines

03

Enhance the ability to attract, incentivize and retain talented professionals

- Plan to formulate a market-oriented employee compensation structure
- Plan to implement a standardized multilevel performance review mechanism

04

Increase the investment in production lines

- Plan to demolish two obsolete animal facilities and one garage
- Plan to construct a new factory, equipped with supporting facilities within two years

05

Increase R&D Investment

- Intend to increase its R&D investment in developing more veterinary vaccines

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss

26

C o ntent Company and Business Overview 01 Industry Overview Growth Strategies Financial Highlights 02 03 04

Financial Highlights $2 9.8 F Y 2 0 22 F Y 2 0 23 Revenue US$ Million $36.7 90 . 5% 6 . 3% 3 . 2% Revenue Breakdown by Products 89.3% 7 . 3% 3 . 4% FY2022 FY2023 28 Swine vaccines See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss Poultry vaccines Other vaccines Note: Fiscal year ends December 31

Financial Highlights Net Income $21.6 $1 8.3 FY2022 FY2 0 23 Gross Profit and Gross Profit Margin US$ Million Gross profit margin 61.4% 59.0% 29 $7 .8 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss $5 .3 FY2022 FY2 0 23 US$ Million Note: Fiscal year ended December 31

C o ntact 30 Issue r : Email: ir@jlzybio.com Tel: +86 - 0432 - 63047008 Address: No.1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin City, Jilin Province, China Zhengye Biotechnology Holding Limited Underwriter: Email: info@kingswoodus.com Tel: +1 - 800 - 535 - 6981 Address: Tower 56, 126 E. 56th Street, Suite 22S New York, NY 10022 Kingswood Capital Partners, LLC